CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

Direct Dial: +1 212 878-8526

E-mail: kathleen.werner@cliffordchance.com

December 21, 2017

VIA EDGAR AND FEDERAL EXPRESS

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Safety, Income & Growth Inc.

Registration Statement on Form S-11

CIK: 0001688852

To Whom It May Concern:

On behalf of our client, Safety, Income & Growth Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-11 relating solely to the resale from time to time of shares of common stock by the selling stockholders named therein.

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:                                Jay Sugarman, Safety, Income & Growth Inc.

Geoffrey Jervis, Safety, Income & Growth Inc.